
02042310


umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

SUPPL

For the attention of Mr Paul M. Dudek

PROCESSED
JUL 1 5 2002
THOMSON FINANCIAL

DAJ/OS 40/2002

Brussels, June 26, 2002


RECEIVED
JUN 2 8 2002
151

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on June 4, 2002, relating to the decision not to acquire Sterling;
- the press releases issued on June 5, 2002, entitled :
  - "French acquisition strengthens Umicore in zinc recycling services";
  - "Umicore strengthens world leadership in zinc dust through acquisition of Chinese producer";
- the press release issued on June 11, 2002, entitled "Umicore reduces zinc output by 30,000 tonnes";
- the press release issued on June 14, 2002, relating to the social situation at Umicore's Overpelt site;
- the press release issued on June 20, 2002, relating to the start-up of the negotiations relating to the Overpelt site activities reorganization;
- the press release issued on June 20, 2002, entitled "Umicore hedges the balance of its USD exposure for 2003".

Yours sincerely,

Umicore

J. Fiérain
Manager Corporate Administration

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com

VAT BE401 574 852
Bank 210-0052900-87
TRB 85382

umicore

Press release

04 June 2002

EMBARGO UNTIL 7:00 AM BRUSSELS TIME:

BRUSSELS, Belgium, June 4 , 2002 -- Pursuant to the terms of the April 17, 2002 agreement between Umicore, Sterling Semiconductor, Inc. and Uniroyal Technology Corporation, the parties have decided not to pursue the proposed acquisition of Sterling by Umicore.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications, and is the world leader in cobalt compounds and germanium products. The business group is divided into two business units, Cobalt & Energy Products and Electro-Optic Materials, and also contains a specialist venture unit devoted to identifying and nurturing new business opportunities and projects.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

05 June 2002


SEC MAIL
RECEIVED
PROCESSING
JUN 2 8 2002
151

French acquisition strengthens Umicore in zinc recycling services

Umicore has agreed to purchase for approximately € 6 million the outstanding shares of GM Metal, a zinc alloy processor and recycler based near Poitiers in France.

GM Metal is specialised in the collection and toll processing of zinc bearing by-products (sprues) from the die-casting industry. GM Metal has its own regional collection network and has developed outstanding melting and casting technologies which enable it to return to its customers zinc alloys which are compliant with the most stringent European standards. This recycling approach and technology help reduce the presence of low grade zinc alloys on the market.

GM Metal produces about 14,000 tonnes per year of zinc alloys, and generates a turnover of approximately € 10 million. It currently employs some 30 people.

The expertise of GM Metal in the recycling of zinc alloys will allow Umicore to further strengthen and improve its range of services to its customers. These services already include technical assistance with the objective of optimising the quality of die-cast parts and the economics of the die-casting process.

GM Metal will become part of the Zinc Alloying business unit of Umicore. Umicore is the market leader in zinc specialty products for die-casting and galvanising in Europe, and currently produces and markets some 200,000 tonnes per year of zinc alloys to the die-casting industry.

The acquisition, which fits with Umicore's strategy of increasing its volumes in zinc recycling and specialty products, is expected to be earnings accretive as from 2003.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


SEC MAIL
RECEIVED
JUN 2 8 2002
WASH. D.C.
SECTION

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

05 June 2002

RECEIVED JUN 2 8 2002 WASH. D.C. 101

Umicore strengthens world leadership in zinc dust through acquisition of Chinese producer

Umicore has entered into an agreement to purchase the outstanding shares of Fuhong, a Wholly Owned Foreign Enterprise (WOFE) based in Changsha in the province of Hunan, China.

Umicore started up its industrial activities in the People's Republic of China in 1995 with the creation of the Shanghai Blue Lotus Metals Co.Ltd, joint venture at Shanghai. This very successful initiative has now become China's leading producer of cobalt and zinc powders.

The present transaction marks the first 100 % acquisition of an existing Chinese corporation for Umicore.

Fuhong is the leading Chinese producer of zinc dust for anti-corrosive paints. It is recognised for compliance with western quality standards and currently sells some 10,000 tonnes of zinc dust to most of the major coating producers in China and South East Asia.

Fuhong generated sales of approximately € 13 million in 2001. It is a high quality, low cost producer with modern installations.

With this acquisition, Umicore will broaden its position as a producer of specialty zinc products and further increase the international spread of its zinc dust activities to serve a world-wide customer base, through five production sites located in Belgium, Norway, Malaysia, Australia and now China. It will also enable Umicore to reinforce its leadership position in certain market segments.

The Asian market is the fastest growing market for zinc dust. It is currently estimated at about 60,000 tonnes per year, representing nearly half of the worldwide market. China in particular is likely to account for a significant part of this growth, with various developments expected to lead to an increased consumption of zinc dust for paints: paint producers expanding to China, significant future infrastructure development, as well as the Olympic Games of 2008.

Fuhong will be integrated within Umicore Zinc Chemicals, one of the business units of Umicore. The acquisition reflects Umicore's strategy to further strengthen its position as the leading global supplier of a diversified range of specialty zinc products and recycling services.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais | Phone +32 2 227 70 63 | BTW BE401 574 852
B-1000 Brussels, Belgium | Fax +32 2 227 79 03 | Bank 210-0053806-23 - TRB 85382
www.umicore.com | e-mail info@umicore.com | Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

umicore

Press release


SEC MAIL
JUN 2 8 2002
WASH

11 June 2002

UMICORE REDUCES ZINC OUTPUT BY 30,000 TONNES

In order to adapt its activities to the demands of the zinc market, Umicore intends to implement a number of structural changes in its Overpelt site.

On Tuesday, June 11th, the company informed the Works Council at Overpelt of the proposed reorganisation plan.

This reorganisation plan affects 66.5 full-time equivalent jobs. Various measures will be employed to ensure maximum protection for the employment of staff who are on permanent contract.

Discussions will take place in the short term with the employee representatives about the social support for the measures to be taken.

In the context of this reorganisation and the continuing low zinc price and the over-supply of zinc on the world market, Umicore has also decided to limit the feedstock for thermal refining of battery grade zinc at Overpelt to its own zinc cathodes until further notice. As a result, Umicore's total annual zinc output will be reduced by some 30,000 tonnes. It is hoped that this measure will contribute to restoring the balance in the zinc market.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mr. Michel MOSER - Tel. +32 2 227 71 55 – michel.moser@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


RECEIVED
JUN 2 8 2002

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release


RECEIVED

14 June 2002

In the dispute at Umicore's Overpelt site regarding the announced loss of 66.5 jobs as a result of closing the Calots department and downscaling Thermal Refining activities, the management has not succeeded in reaching an agreement with the union delegation on setting up a joint venture specialised in mechanical maintenance.

This joint venture would concentrate on performing the site's mechanical maintenance and, at a later stage, would provide mechanical maintenance for outside customers. It is anticipated that the situation regarding the majority of those jobs which are not part of the proposed joint venture could be resolved by cutting temporary contracts.

The management regrets that the unions have not opted for the solution of safeguarding jobs, but rather prefer to fall back on traditional solutions such as bridge pensions. The result of this is that these jobs and this activity at Overpelt will be lost for good.

The management has once again emphasised to the unions that the creation of a joint venture will avoid the situation of compulsory dismissals. Furthermore, it is ready to discuss the necessary accompanying measures, in so far as this can be done in a constructive atmosphere.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mr. Michel MOSER - Tel. +32 2 227 71 55 – michel.moser@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


SEC MAIL
JUN 2 8 2002
WASH. D.C.

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release


SEC MAIL
JUN 2
WASH, D.C.

20 June 2002

Umicore is pleased to announce that the Overpelt site staff have approved the basic guidelines drawn up by the arbitration board headed by Peter Vansintjan, who was appointed by the Minister for Economic Affairs. This has brought to an end the strike which started on Wednesday 12 June.

Negotiations can now start on the Overpelt site within the framework of clearly defined guidelines. This means the scheduled reorganisation can be put in motion in a socially acceptable and economically viable manner.

Agreements on working with third parties should make it possible to optimise maintenance services and activities and to achieve the necessary savings to safeguard present activities and the site's future prospects.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

---

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release


JUN 2 8 2002
151

20 June 2002

Umicore hedges the balance of its USD exposure of 2003

In line with its hedging strategy which aims at protecting future earnings and cash flows, Umicore has hedged the balance of its US dollar exposure for the year 2003 through forward sales. The US dollar exposure of next year is now fully hedged at an average forward rate of USD 0.93 per Euro. About half of the dollar exposure for the year 2004 was hedged last year at an average exchange rate of USD 0.87 per Euro.

Besides securing earnings and cash flows, this consistent hedging practice also enhances the earnings visibility for investors.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*



PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels